

MAIL STOP 3561

January 29, 2010

Mr. James W. Bernau, President and Chief Executive Officer
Willamette Valley Vineyards, Inc.
8800 Enchanted Way, S.E.
Turner, Oregon 97392

> **Re: Willamette Valley Vineyards, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on March 31, 2009**
> **File No. 0-21522**

Dear Mr. Bernau:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Willamette Valley Vineyards, Inc.
FAX: 503/362-0062